CYBIN INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (“Cybin Shareholders”) of common shares (“Cybin Shares”) in the capital of Cybin Inc. (the “Corporation” or “Cybin”) will be held in a virtual-only format via live audio webcast on Thursday, October 12, 2023 at 1:00 p.m. (Toronto time), to conduct the following business:
1.    to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Acquisition Resolution”) authorizing and approving the acquisition of Small Pharma Inc. (“Small Pharma”) by way of a proposed plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) involving Cybin and Small Pharma, pursuant to the terms and subject to the conditions of the arrangement agreement dated August 28, 2023 between Cybin and Small Pharma (for further information, please see the sections entitled “Background to the Arrangement & Recommendations”, “The Arrangement” and “The Arrangement Agreement” in the Circular (as defined herein));
2.    to receive the audited consolidated financial statements of Cybin as at and for the years ended March 31, 2023 and 2022, together with the report of the auditors thereon;
3.    to appoint Zeifmans LLP as Cybin’s auditors and to authorize the directors to fix their remuneration (for further information, please see the section entitled “Other Matters to be Acted Upon – Appointment and Remuneration of Auditors” in the Circular);
4.    to determine the number of directors to be elected to be six (for further information, please see the section entitled “Other Matters to be Acted Upon – Election of Directors” in the Circular); and
5.    to elect directors to Cybin’s board of directors (for further information, please see the section entitled “Other Matters to be Acted Upon – Election of Directors” in the Circular) (items 3 to 5 being, collectively, the “Cybin Annual Resolutions”).
Accompanying this Notice of Annual and Special Meeting of Shareholders is the management information circular of Cybin dated September 13, 2023 (the “Circular”), which provides specific details of the business to be considered at the Meeting, a form of proxy for Cybin Shareholders and a financial statement request card. The full text of the Acquisition Resolution is set out in Schedule A to the Circular. If the Arrangement is not completed, the Cybin Shares referred to in the Acquisition Resolution will not be issued, even if the Acquisition Resolution is approved at the Meeting.
The board of directors of Cybin unanimously recommends that Cybin Shareholders VOTE FOR the Acquisition Resolution and the Cybin Annual Resolutions. It is a condition to the completion of the Arrangement that the Acquisition Resolution be approved at the Meeting.
The Meeting will be held in a virtual meeting format only via live webcast online. You must register at https://register.proxypush.com/cybn. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Meeting. Cybin Shareholders and duly appointed proxyholders will be able to attend the Meeting (virtually), submit questions and vote by online ballot, provided they are connected to the internet and follow the instructions in the Circular. On the day of the meeting, Cybin Shareholders may begin to log in to the virtual-only Meeting 15 minutes prior to the Meeting. The Meeting will begin promptly at 1:00 p.m. (Toronto time).
A Cybin Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit their duly executed form of proxy with Cybin’s transfer agent and registrar, Odyssey Trust Company, (a) by mail at Attn: Proxy Department, 67 Yonge Street, Suite 702, Toronto, Ontario M5E 1J8, or (b) by voting online at http://vote.odysseytrust.com, and entering their 12 digit control number by no later than 1:00 p.m. (Toronto time) on Tuesday, October 10, 2023 or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.
Cybin Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy to participate at the Meeting as their proxy and vote their Cybin Shares, must deposit their proxy appointing such third party proxyholder AND complete the additional step of registering the proxyholder by emailing Odyssey Trust Company at appointee@odysseytrust.com by no later than 1:00 p.m. (Toronto time) on Tuesday, October 10, 2023, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used, and provide Odyssey Trust Company with the required proxyholder contact information, the number of Cybin Shares appointed and the name in which the Cybin Shares are registered, so that Odyssey Trust Company may provide the proxyholder with credentials via email. Failure to register the proxyholder with Odyssey Trust Company will result in the proxyholder not receiving login credentials to participate at the Meeting and not being able to attend, participate or vote at the Meeting.
The record date for the purposes of determining the Cybin Shareholders entitled to receive notice of and to vote at the Meeting and any adjournment(s) or postponement(s) is the close of business on August 30, 2023 (the “Record Date”). The Cybin Shareholders of record as of the close of business on the Record Date will be entitled to receive this Notice of the Annual and Special Meeting of Shareholders and the accompanying Circular and to (virtually) attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof.
DATED at Toronto, Ontario on September 13, 2023.

BY ORDER OF THE BOARD
“Eric So”
Eric So Chair and President